UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

TARGET GLOBAL ACQUISITION I CORP.
(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

G8675N 109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. G8675N 109		Schedule 13G
1		NAME OF REPORTING PERSON Target Global Sponsor Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,072,415(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,072,415(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,072,415(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(1)
12		TYPE OF REPORTING PERSON OO

CUSIP No. G8675N 109		Schedule 13G
1		NAME OF REPORTING PERSON Shmuel Chafets
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100,000(2)
	6	SHARED VOTING POWER 5,072,415(1)
	7	SOLE DISPOSITIVE POWER 100,000(2)
	8	SHARED DISPOSITIVE POWER 5,072,415(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,172,415(1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.3%(1)(2)
12		TYPE OF REPORTING PERSON IN

CUSIP No. G8675N 109		Schedule 13G
1		NAME OF REPORTING PERSON Alexander Frolov
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Russia, Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,072,415(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,072,415(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,072,415(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(1)
12		TYPE OF REPORTING PERSON IN

CUSIP No. G8675N 109		Schedule 13G
1		NAME OF REPORTING PERSON Mikhail Lobanov
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,072,415(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,072,415(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,072,415(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(1)
12		TYPE OF REPORTING PERSON IN

CUSIP No. G8675N 109		Schedule 13G
1		NAME OF REPORTING PERSON Yaron Valler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,072,415(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,072,415(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,072,415(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9%(1)
12		TYPE OF REPORTING PERSON IN

(1) See Item 4 below. Target Global Sponsor Ltd. owns 5,072,415 Class B Ordinary Shares of the Issuer, which are automatically convertible into Issuer’s Class A Ordinary Shares as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253732).

(2) Shmuel Chafets owns 100,000 Class B OrdinaryShares of the Issuer, which are automatically convertible into Issuer's Class A OrdinaryShares as more fully described under theheading "Description of Securities - Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-253732).

Item 1(a). Name of Issuer:

Target Global Acquisition I Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

Item 2(a). Name of Person Filing:

Target Global Sponsor Ltd. (the “Reporting Person”)

Shmuel Chafets

Alexander Frolov

Mikhail Lobanov

Yaron Valler

Item 2(b). Address of Principal Business Office or, if none, Residence:

For each of Target Global Sponsor Ltd., Shmuel Chafets, Alexander Frolov, Mikhail Lobanov and Yaron Valler – PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands

Item 2(c). Citizenship:

Target Global Sponsor Ltd. – Cayman Islands

Shmuel Chafets –  United States, Israel

Alexander Frolov –  Russia, Cyprus

Mikhail Lobanov –  Russia

Yaron Valler –  Israel

Item 2(d). Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share.

Item 2(e). CUSIP Number:

G8675N 109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 5,072,415 shares of the Issuer’s Class B Ordinary Shares, representing 18.9% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares are automatically convertible into Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253732).

The shares reported above are held in the name of Target Global Sponsor Ltd. (the “sponsor”), a Cayman Islands exempt company with its registered address at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The sponsor is controlled by Shmuel Chafets, Alexander Frolov, Mikhail Lobanov and Yaron Valler, who have voting and investment discretion in respect of the shares held of record by the sponsor and may be deemed to have shared beneficial ownership of the shares held by the sponsor. Each of Shmuel Chafets, Alexander Frolov, Mikhail Lobanov and Yaron Valler disclaims beneficial ownership of the shares held by the sponsor except to the extent of his pecuniary interest therein, directly or indirectly.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Target Global Sponsor Ltd.

By:	/s/ Shmuel Chafets
	Name:	Shmuel Chafets
	Title:	Authorized Signatory

Shmuel Chafets

By:	/s/ Shmuel Chafets

Alexander Frolov

By:	/s/ Alexander Frolov

Mikhail Lobanov

By:	/s/ Mikhail Lobanov

Yaron Valler

By:	/s/ Yaron Valler

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated February 14, 2022, by and among Target Global Sponsor Ltd., Shmuel Chafets, Alexander Frolov, Mikhail Lobanov and Yaron Valler.

Exhibit A

Joint Filing Agreement

The undersigned hereby agrees that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to ordinary shares of Class A Ordinary Shares of Target Global Acquisition I Corp. The undersigned further agree and acknowledge that such shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Target Global Sponsor Ltd.

By:	/s/ Shmuel Chafets
	Name:	Shmuel Chafets
	Title:	Authorized Signatory

Shmuel Chafets

By:	/s/ Shmuel Chafets

Alexander Frolov

By:	/s/ Alexander Frolov

Mikhail Lobanov

By:	/s/ Mikhail Lobanov

Yaron Valler

By:	/s/ Yaron Valler